Exhibit 99.1

Sapiens to Acquire IBEXI Solutions

The acquisition strengthens Sapiens insurance presence in Asia Pacific, enriches its product portfolio with IBEXI’s business intelligence and portal offerings, and provides enhanced delivery capabilities

Holon, Israel – March 31, 2015 – Sapiens International Corporation, (NASDAQ and TASE: SPNS), a leading global provider of software solutions for the insurance industry, with an emerging focus on the broader financial services sector, today announced it has signed a definitive agreement, subject to closing conditions, to acquire IBEXI Solutions Private Limited (IBEXI), an India-based provider of insurance business and technology solutions. Closing of the acquisition is expected to occur in the second quarter of 2015.

IBEXI, which was founded in 2001, has a team of 180 insurance and technology professionals. The company is working in Asia Pacific, servicing 18 insurers in both the property and casualty (P&C) and life, pension and annuites(L&P) markets, including leading insurance companies in India. With its strong local management and sales presence in Asia Pacific, IBEXI has been selling the Sapiens IDIT Software Suite for seven years and providing support for its existing customer base in that region.

IBEXI offers IT business consulting services to insurance companies on both core insurance and supporting systems. In addition to its own insurance products – business intelligence (BI) and insurance portal offerings – IBEXI also provides implementation services for insurance business solutions, including for external products. IBEXI’s insurance products will extend Sapiens’ portfolio of solution offerings, providing Sapiens’ clients with immediate benefits.

Following the acquisition, IBEXI will manage the Sapiens Asia Pacific domain, and will establish a solid footprint for Sapiens as a regional center. IBEXI, which has previously managed several successful go-live projects, will enhance the Sapiens team with an expanded and highly experienced delivery team across all Sapiens solutions globally. With a larger and more geographically dispersed professional services team, Sapiens will be well positioned to provide services and support to its global customers with better cost efficiency.

IBEXI’s annual revenues for the period ended December 31, 2014, are approximately $4.3 million dollar. Without factoring in IBEXI's revenues generated from sales to Sapiens, IBEXI’s 2014 full year revenues totaled $3.6 million dollars.

“I am proud of IBEXI’s accomplishment as a provider of solutions and IT services to the Asia Pacific insurance industry,” said Ashok Bhavnani, IBEXI’s CEO. “I am confident that IBEXI’s domain expertise, our business intelligence and insurance portal offerings, and proven delivery capabilities will bring great value to Sapiens and its clients.”

“I look forward to being part of the Sapiens team and sharing my nearly 25 years of experience. With the backing of Sapiens’ resources – its comprehensive product portfolio, insurance and financial services experts, and its strong financial position – we will continue to expand Sapiens business in Asia Pacific with existing and new customers.”

“I believe that this acquisition will allow us to better serve the Asia Pacific insurance market,” said Roni Al-Dor, president and CEO of Sapiens. “It will expand our product portfolio with complementary solutions and will enable us to better achieve our targets of operational margin expansion.”

About IBEXI

IBEXI specializes in providing business and technology solutions across the insurance value chain, for the entire community – insurers, reinsurers, banks, agents, brokers, distributors and service providers – in all areas of insurance. Founded and led by a management team with over 100 person-years of experience delivering solutions to the insurance industry, IBEXI has in-depth domain knowledge of insurance business processes and products in many markets.

IBEXI provides a full range of solutions to the insurance industry. It creates an IT vision and a road-map for organizations, and then leads the realization of this blueprint. IBEXI provides and implements solutions covering all major business areas. For more information: http://www.ibexi.com/

About Sapiens

Sapiens International Corporation (NASDAQ and TASE: SPNS) is a leading global provider of software solutions for the insurance industry, with an emerging focus on the broader financial services sector. Sapiens offers core, end-to-end solutions to the global general insurance, property and casualty, life, pension and annuities, reinsurance and retirement markets, as well as business decision management software. The company has a track record of over 30 years in delivering superior software solutions to more than 130 financial services organizations. The Sapiens team of over 1,000 professionals operates through our fully-owned subsidiaries in North America, the United Kingdom, EMEA and Asia Pacific. For more information: www.sapiens.com.

Investors and Media Contact:

Yaffa Cohen-Ifrah

Chief Marketing Officer and Head of Corporate Communications

Sapiens International

Mobile: +1-201-250-9414

Phone: +972-3-790-2026

Email: Yaffa.cohen-ifrah@sapiens.com

Forward-Looking Statements

Some of the statements in this press release may constitute “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, Section 21E of the Securities and Exchange Act of 1934, and the United States Private Securities Litigation Reform Act of 1995. Words such as "will," "expects," "believes" and similar expressions are used to identify these forward-looking statements (although not all forward-looking statements include such words). For example, forward-looking statements are used in this press release when we discuss that closing of the acquisition is expected to occur in the second quarter of 2015.

These forward-looking statements, which may include, without limitation, projections regarding our future performance and financial condition, are made on the basis of management’s current views and assumptions with respect to future events. Any forward-looking statement is not a guarantee of future performance and actual results could differ materially from those contained in the forward-looking statement. These statements speak only as of the date they were made, and we undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. We operate in a changing environment. New risks emerge from time to time and it is not possible for us to predict all risks that may affect us. For more information regarding these risks and uncertainties as well as certain additional risks that we face, you should refer to discussion under the heading “Risk Factors” in our most recent annual report on Form 20-F, and subsequent reports and registration statements filed from time to time with the U.S. Securities and Exchange Commission.